SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2009

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer’s Id. (CNPJ/MF): 76.483.817/0001-20
Publicly Held Company
CVM Register No. 1431-1
SEC Register (CUSIP) 20441B407 – Preferred “B”
SEC Register (CUSIP) 20441B308 – Common
LATIBEX Register 29922 – Preferred “B”

NOTICE TO THE MARKET

Companhia Paranaense de Energia – COPEL, a company that generates, transmits and distributes power to the State of Paraná, with shares listed on BM&FBOVESPA (CPLE3, CPLE5, CPLE6), NYSE (ELP) and LATIBEX (XCOP), announces to its shareholders and the market in general, that it received the following information from BlackRock, Inc., in compliance with Article 12 of CVM Instruction 358/02:

CIA PARANAENSE DE ENERGIA – COPEL
Rua Coronel Dulcídio, 800 – 3º andar
CEP: 80420-170 – Curitiba – PR - Brasil
Attn: Mr. Paulo Roberto Trompczynski
Investor Relations Officer
Phone: 55 (41) 3331-2910
Fax: +55 (41) 3331-3136
E-mail: paulo.trompczynski@copel.com

December 14, 2009

Companhia Paranaense de Energia – Disclosure of Acquisition of Relevant Interest

Dear Sirs,

1 The undersigned BlackRock, Inc. (“BlackRock”), on behalf of certain clients, in its capacity as investment manager, hereby announces that, as a result of the merger between BlackRock and Barclays Global Investors on December 1, 2009, BlackRock’s interest in Companhia Paranaense de Energia (“COPEL”) totaled 3,453,026 preferred shares and 4,364,163 American Depositary Receipts (“ADRs”), equivalent to preferred shares, representing approximately 6.09% of the preferred shares issued by COPEL.

2 To comply with Article 12 of Instruction 358 dated January 3, 2002, as amended, of the Brazilian Securities and Exchange Commission (“CVM”), BlackRock hereby requests COPEL’s Investor Relations Officer to report the following information to the CVM and other competent authorities:

(i) BlackRock is headquartered at 40East 52nd Street, New York, NY 10022-5911, USA;

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer’s Id. (CNPJ/MF): 76.483.817/0001-20
Publicly Held Company
CVM Register No. 1431-1
SEC Register (CUSIP) 20441B407 – Preferred “B”
SEC Register (CUSIP) 20441B308 – Common
LATIBEX Register 29922 – Preferred “B”

(ii) The aggregate shareholdings held by BlackRock totaled 3,453,026 preferred shares and 4,364,163 ADRs, equivalent to the preferred shares issued by COPEL, as specified in item 1 above;
(iii) The objective of the above-mentioned shareholdings is strictly investment in nature and does not aim to alter the shareholding or management structure of COPEL;
(iv) BlackRock does not hold any convertible debentures issued by COPEL; and
(v) BlackRock has not entered into any agreement regulating the exercise of vote or the purchase or sale of securities issued by COPEL.

3 We are available for any further clarification or comments, should you require.

Sincerely,

BlackRock, Inc.
p.p. Roberto Vianna do Rego Barros

Curitiba, December 15, 2009

Paulo Roberto Trompczynski
Chief Financial, Investor Relations and Holdings Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2009

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.